December 7, 2007

Ms. Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Rayonier Inc. Definitive 14A Filed April 9, 2007 File No. 001-06780

Dear Ms. Gowetski:

This will confirm our discussion of this afternoon and your approval of extending the deadline for providing a response to your letter of November 30, 2007 from December 14, 2007 to December 31, 2007.

Sincerely,

/s/W. Edwin Frazier, III

cc: L. M. Thomas